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                    [CanWest Global Communications Corp.]


                                 NEWS RELEASE



For Immediate Release
December 7, 2004

Network TEN Q1 EBITDA up 34% on 20% Revenue Increase
CanWest to receive A$106.7 million in distributions in December 2004

Winnipeg - CanWest Global Communications Corp. announced today that its Australian media operation, The Ten Group Pty Limited (Network TEN) in which it holds a 56.6% economic interest, has reported another record financial performance for it's first quarter of fiscal 2005.

For the first quarter ended November 30, 2004, Network TEN reported consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) of A$140 million, an increase of 34% compared to the same period last year. The EBITDA increase was driven in large part by the outstanding performance of TEN's television operations. Network TEN reported a 20% increase in consolidated revenue to A$302 million for the quarter compared to the corresponding period the previous year, resulting in the best ever quarter in TEN's history.

Based upon these excellent results, CanWest will receive an interim dividend from Network TEN in the aggregate amount of A$8.7 million, up 31% from the interim dividend declared by TEN last December. This dividend will result in an aggregate interim distribution of interest and dividends to CanWest of A$66.5 million. When combined with the interest payment arising from the dividend declared by TEN last June, CanWest will receive an aggregate of A$106.7 million later this month.

TEN's Executive Chairman, Nick Falloon, pointed to TEN's continued strong television schedule as the basis for the outstanding financial performance. TEN's ability to maintain its leading ratings among its target demographic of 16-39 year olds and its excellent showing in the 25-54 year old viewers, where it is now ranked second overall, contributed to an 18% increase in television revenues. "Our clients backed TEN strongly in 2004 and helped us move into second position in revenue share among the three Australian networks," explained Falloon. "The even better first quarter results show that the advertisers are sticking with us and in fact, are increasing their spending at TEN."

CanWest MediaWorks International President Tom Strike added that the outstanding first quarter bodes well for the rest of the year at the Company's Australian operations. "The first quarter is the biggest contributor for the year, and these results show that TEN is continuing its streak as the top financial performer among the Australian television networks," said Strike. "Ad sales bookings going forward show that the Australian advertising market beyond the first quarter continues to experience exceptional growth. We expect to build on this first quarter success through the remainder of fiscal 2005."


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This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com) is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in radio, conventional television, out-of-home advertising, specialty cable channels and Web sites in Canada, New Zealand, Australia and Ireland.

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For more information, please contact:

Geoffrey Elliot                         or      John Maguire
Vice President, Corporate Affairs               Chief Financial Officer
Tel:(204) 956-2025                              Tel:  (204) 956-2025
Fax:  (204) 947-9841                            Fax:  (204) 947-9841
gelliot@canwest.com                             jmaguire@canwest.com